UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2023

Commission File Number: 333-262334

ZKGC New Energy Limited

(Translation of registrant’s name into English)

12 Xinjiandi Jiari, Laocheng Town, Chengmai County, Hainan Province 571924, P.R. China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On December 14, 2023 G&C International Investment Company Limited purchased 5,100,000 Ordinary Shares from ZKGC New Energy Limited for an aggregate purchase price of U.S.$102,000. The transaction was exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) of the Securities Act and Regulation S promulgated under the Securities Act. Upon completion of the transaction, there were 18,100,000 Ordinary Shares of ZKGC New Energy Limited outstanding, of which G&C International Investment Company Limited owns 10,200,000 or 56.35%. Liao Jinqi, who is a member of the Board of Directors of ZKGC New Energy Limited, is a director and the sole owner of G&C International Investment Company Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZKGC NEW ENERGY LIMITED

Date: December 20, 2023	By	/s/ Zhuowen Chen
	Name:	Zhuowen Chen
	Title:	Chief Executive Officer

2